SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

AEP Industries, Inc.
(Name of Issuer)

Common
(Title of Class of Securities)

001031103
(CUSIP Number)

Arthur Goetchius
300 Park Avenue, 21st Fl., New York, NY 10022 (212) 755-9000
(Name, address and telephone number of person authorized to receive notices and communications)

September 15, 1995
(Date of event which requires filing of this statement)


		If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  [ ].

		Check the following box if a fee is being paid with the statement  [ ].
(A fee is not required only if the reporting person:  (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

		NOTE:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

							13D
CUSIP No. 001031103
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					EGS Associates, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
								-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
								128,120
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
								-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								128,120
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								128,120
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								1.73%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **
								PN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					EGS Partners, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
								-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
								448,501
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
								-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								448,501
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								448,501
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								6.05%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
								IA
_____________________________________________________________________________
	** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					Bev Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
								-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
								120,033
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
								-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								120,033
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								120,033
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								1.62%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **
								PN
_____________________________________________________________________________
	** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 001031103
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
			Jonas Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
								-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
								19,739
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
								-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								19,739
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								19,739
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								0.27%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **
								PN
_____________________________________________________________________________
	** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					William Ehrman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				AF	PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
								32,411
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
								758,059
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
								32,411
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								758,059
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								790,470
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								10.67%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **
								IN
_____________________________________________________________________________
	** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					Frederic Greenberg
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				AF	PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
								6,003
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
								717,194
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
								6,003
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								717,194
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								723,197
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								9.76%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON
								IN
_____________________________________________________________________________
	** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					Frederick Ketcher
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				AF	PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
								4,802
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
								716,393
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
								4,802
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								716,393
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								721,195
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								9.73%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **
								IN
_____________________________________________________________________________
	** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					Jonas Gerstl
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
								-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
								716,393
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
								-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								716,393
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								716,393
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								9.67%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **
								IN
_____________________________________________________________________________
	** SEE INSTRUCTIONS BEFORE FILLING OUT!

	The Schedule 13D, initially filed on March 30, 1990, as amended, of (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"),
(iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"),
(iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"),
(v) William Ehrman, (vi) Frederic Greenberg, (vii) Frederick Ketcher, (viii) Salvatore P. DiFranco, and (ix) Jonas Gerstl, relating to the common stock, $0.01 par value per share (the "Common Stock") issued by AEP Industries, Inc. (the "Company"), is hereby amended and restated by this Amendment No. 12 to the Schedule 13D as follows:

	Items 3 and 5 are hereby amended and restated in their entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners (exclusive of shares beneficially owned by EGS Overseas), EGS Overseas, Bev Partners and
Jonas Partners is approximately $1,079,567, $3,228,824, $1,262,716, $903,116, and $146,657, respectively.
	The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Greenberg, and by members of his immediate family, is approximately $60,011.
	The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ehrman, is approximately $801,513.
	The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ketcher, is approximately $44,130.
	The shares of Common Stock purchased by each of EGS Associates, EGS
Overseas,
Bev Partners and Jonas Partners were purchased with the investment capital of the respective entities and the shares of Common Stock purchased by EGS
Partners were purchased with investment capital of the respective discretionary accounts under management of EGS Partners. The shares of Common Stock purchased by Messrs. Greenberg, Ketcher and Ehrman were purchased with personal funds, trust funds, or the funds of immediate family members.
	The shares of Common Stock beneficially owned by EGS Associates, EGS Partners (excluding EGS Overseas), EGS Overseas, Bev Partners, and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at Bear Stearns & Co. Inc., and may from time to time have debit balances. Non-margin accounts are maintained at Bankers Trust Company.
Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. The shares owned by Mr. Greenberg are held in his IRA account and in margin accounts maintained at Goldman, Sachs & Co., or are beneficially owned by members of his immediate family. The shares owned by Mr. Ketcher are held in his various accounts maintained at First Boston Corporation. The shares owned by Mr. Ehrman are held in accounts maintained at Bishop Rosen Corporation or Bear Stearns and Co., Inc, or are beneficially owned by members of his immediate family. Currently, the interest rate charged on such various margin accounts is approximately 6.75% per annum.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

	(a)	The approximate aggregate percentage of shares of Common
Stock reported beneficially owned by each person herein is based on 7,410,873 shares outstanding, which is the total number of shares of Common Stock outstanding as of June 2, 1995, as reflected in the company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended April 30, 1995 (which is the most recent Form 10-Q on file).

	As of the close of business on September 19, 1995:

		(i)	EGS Associates owns beneficially 128,120 shares of Common
Stock, constituting approximately 1.73% of the shares outstanding.
		(ii)	EGS Partners owns directly no shares of Common Stock.  By
reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934,
as amended (the "Act"), EGS Partners may be deemed to own beneficially 290,315 shares (constituting approximately 3.92% of the shares outstanding), purchased for discretionary accounts managed by it, other than EGS Overseas, and 158,186 shares of Common Stock purchased for EGS Overseas (constituting approximately
2.13% of the shares outstanding), which, when aggregated, total 448,501 shares of Common Stock, constituting approximately 6.05% of the shares outstanding.
		(iii)	Bev Partners owns beneficially 120,033 shares of Common
Stock, constituting approximately 1.62% of the shares outstanding.
		(iv)	Jonas Partners owns 19,739 shares of Common Stock,
constituting less than 1% of the shares outstanding.
		(v)	Mr. Ehrman owns directly, and beneficially through ownership by members of his immediate family, 74,077 shares of Common Stock, constituting less than 1% of the shares outstanding.
		(vi)	Mr. Greenberg owns directly, and beneficially through
ownership by members of his immediate family, 6,804 shares of Common Stock, constituting less than 1% of the shares outstanding.
		(vii)	Mr. Ketcher owns directly 4,802 shares of Common Stock,
constituting less than 1% of the shares outstanding.
		(viii)	Mr. Gerstl own directly no shares of Common Stock.
		By reason of the provisions of Rule 13D-3 of the Act, each of the
General Partners may be deemed to own the 128,120 shares beneficially owned by
EGS Associates, the 448,501 shares beneficially owned by EGS Partners, the
120,033 shares beneficially owned by Bev Partners and the 19,739 shares beneficially owned by Jonas Partners.  When the shares beneficially owned by
EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are aggregated, they total 716,393 shares of Common Stock, constituting approximately 9.67% of the shares outstanding.
		(viii)	In the aggregate, the Reporting Persons beneficially
own a total of 802,076 shares of Common Stock, constituting approximately
10.82% of the shares outstanding.

		(b)	(i)	Each of EGS Associates, EGS Partners (with respect to
shares of EGS Overseas and other discretionary accounts), Bev Partners and
Jonas Partners has the power to vote and to dispose of the shares of Common
Stock beneficially owned by it, which power may be exercised by the General
Partners.  Each of EGS Overseas and the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS
Partners has investment authority with respect to securities held in such account.
			(ii)	Each General Partner has the sole power to vote and
dispose of the shares owned directly by him.  Messrs. Ehrman and Greenberg have shared power to vote and dispose of shares owned by members of their immediate families.

		(c)	The trading dates, number of shares of Common Stock
purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to September 15, 1995 until September 19, 1995 by EGS Associates, EGS Partners (excluding EGS Overseas), Bev Partners, Jonas Partners, Mr. Ehrman, Mr. Greenberg and Mr. Ketcher are set forth in Schedules A, B, C, D, E, F and G, respectively. All such transactions were effected in the over-the-counter market. During such period, EGS Overseas and Mr. Gerstl did not enter into any transactions in the Common Stock.

		(d)	No person other than each respective record owner referred
to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

SIGNATURES


After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  September 21, 1995

/s/ William Ehrman
William Ehrman, individually and as
general partner of each of EGS
PARTNERS, L.L.C., EGS ASSOCIATES,
L.P., BEV PARTNERS, L.P. and JONAS
PARTNERS, L.P.

/s/ Frederic Greenberg
Frederic Greenberg, individually and
as general partner of each of EGS
PARTNERS, L.L.C., EGS ASSOCIATES,
L.P., BEV PARTNERS, L.P. and JONAS
PARTNERS, L.P.

/s/ Frederick Ketcher
Frederick Ketcher, individually and
as general partner of each of EGS
PARTNERS, L.L.C., EGS ASSOCIATES,
L.P., BEV PARTNERS, L.P. and JONAS
PARTNERS, L.P.

/s/ Jonas Gerst
Jonas Gerstl, individually and as
general partner of each of EGS
PARTNERS, L.L.C., EGS ASSOCIATES,
L.P., BEV PARTNERS, L.P. and JONAS
PARTNERS, L.P.

Schedule A


EGS Associates, L.P.

Transactions in the Common Stock

				                                             Price Per Share
  Date of	                Number of		              (including
Transaction	          Shares Purchased/(Sold)	    Commissions, if any)

9/15/95	                       (112,031)				         22.75

Schedule B


EGS Partners, L.L.C.

Transactions in the Common Stock

	        			                                    Price Per Share
  Date of	                Number of		              (including
Transaction	        Shares Purchased/(Sold)	   Commissions, if any)

7/17/95	                    1,500					                 21.52
7/18/95	                    2,000                 					21.57
7/19/95	                    1,000					                 21.32
7/20/95	                    1,500                 					21.32
7/21/95	                    1,500                 					21.32
7/24/95                    	1,300                 					21.38
7/25/95                    	1,200                 					21.63
7/26/95                     1,400	                 				21.61
7/27/95	                    1,400                  				21.82
7/31/95	                    1,500					                 21.57
9/11/95	                   10,000                  				22.00
9/12/95	                   15,000                   			22.25
9/15/95					              (76,151)                 				22.75

Schedule C

Bev Partners, L.P.

Transactions in the Common Stock

                                          			 	    Price Per Share
  Date of	                          Number of		      (excluding
Transaction	                Shares Purchased/(Sold)	Commissions, if any)

9/15/95	                         (104,960)				          22.75

Schedule D

Jonas Partners, L.P.

Transactions in the Common Stock

                                            				    Price Per Share
  Date of	              Number of		                 (excluding
Transaction	         hares Purchased/(Sold)	       Commissions, if any)

9/15/95	                   (17,261)                   				22.75

Schedule E

William Ehrman

Transactions in the Common Stock

                                          				    Price Per Share
  Date of	                 Number of		                (excluding
Transaction	           Shares Purchased		         Commissions, if any)

7/25/95	                  300					                    21.50
7/26/95	                  300                     				21.50
7/28/95	                  300		                       21.50
8/2/95	                   300					                    20.75
9/15/95	              (28,339)                    				22.75
9/15/95	              (20,246)*				                   22.75
9/15/95	              (16,188)**				                  22.75

_________________________
*      Shares held in an account for the benefit of Mr. Ehrman's wife.
**    Shares held in an account for the benefit of Mr. Ehrman's daughter.

Schedule F

Frederic Greenberg

Transactions in the Common Stock

                                      			 	    Price Per Share
  Date of	              Number of		               (excluding
Transaction	         shares Purchased/(Sold)	 Commissions, if any)

9/15/95	                   (5,247)			               22.75
9/15/95	                     (699)*			              22.75
_________________________
*      Shares held in an account for the benefit of Mr. Greenberg's wife.

Schedule G

Frederick Ketcher

Transactions in the Common Stock

                                         				    Price Per Share
  Date of	               Number of        		       (excluding
Transaction	        Shares Purchased/(Sold)	    Commissions, if any)

9/15/95	                  (4,198)			                 22.75




(..continued)